January 24, 2008

Mail Stop 6010

By U.S. Mail

Mr. Richard B. Alsop
Senior Vice President
Merrill Lynch & Co., Inc.
222 Broadway, 17th Floor
New York, NY 10038-2510

> **Re: Merrill Lynch & Co., Inc.**
> **Definitive 14A**
> **Filed March 16, 2007**
> **File No. 001-07182**

Dear Mr. Alsop:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3612.

Sincerely,

Michael Reedich
Special Counsel